UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent adviser.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this Circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of  Hong Kong Limited take no responsibility for the contents of this Circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

MAJOR TRANSACTION

SUBSTITUTION OF THE PURCHASE OF 24 BOEING 787
SERIES AIRCRAFT WITH THE PURCHASE OF
45 BOEING 737 NG AIRCRAFT

25 November 2011

CONTENTS

Pages

Definitions			1

Letter from the Board			4

1.	Introduction		4

2.	The Parties		5

3.	The Agreement		5

4.	Implications under the Listing Rules		8

5.	Additional information		8

Appendix I	—	Financial information	9

Appendix II	—	General information	13

-i-

DEFINITIONS

In this Circular, unless the context otherwise requires, the following expressions have the following meanings:

“2008 Agreement”	means the agreement entered into on 30 January 2008 by the Company with Boeing Company regarding the purchase of 30 Boeing 737 NG series aircraft;

“Agreement”	means the agreement entered into on 17 October 2011 by the Company (as purchaser) with Boeing Company (as seller) regarding the purchase of the Aircraft;

“Aircraft”	means 45 brand new Boeing 737 NG aircraft;

“Announcement”
means the announcement of the Company dated 17 October 2011 regarding the Company’s entry into the Termination Agreement and the Company’s entry into the Agreement with Boeing Company regarding the Transaction;

“ATKs”	means the tones of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometres flown;

“Board”	means the board of directors of the Company;

“Boeing Company”	means Boeing Company, a company incorporated in the State of Delaware of the United States of America;

“CEA 787 Agreement”	means the agreement entered into on 8 August 2005 by the Company with Boeing Company regarding the Company’s purchase of 15 Boeing 787 series aircraft from Boeing Company;

“CEA Holding”
means  中國東方航空集團公司 (China  Eastern  Air Holding  Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 59.94% of the issued share capital of the Company as at the Latest Practicable Date;

“Circular”	means the circular to be issued by the Company to its shareholder containing information required under the Listing Rules in respect of the Transaction;

DEFINITIONS

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Consideration”	means the actual consideration payable by the Company to Boeing Company for the purchase of the Aircraft (taking into account of the price concessions);

“Directors”	means the directors of the Company;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Latest Practicable Date”	means 23 November 2011, being the latest practicable date of ascertaining certain information included herein before the printing of this Circular;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“RMB”	means renminbi, the lawful currency of the PRC;

“SA 787 Agreement”
means the agreement entered into on 8 August 2005 by Shanghai Airlines with the Boeing Company regarding Shanghai Airline’s purchase of 9 Boeing 787 series Aircraft from Boeing Company, which was announced on the Shanghai Stock Exchange on 10 August 2005;

“SFO”	means the Securities and Futures Ordinance (Chapter
571 of the Laws of Hong Kong);

“Shanghai Airlines”	means 上海航空股份有限公司 (Shanghai Airlines Co., Ltd), a wholly owned subsidiary of the Company;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

DEFINITIONS

“Termination Agreement”	means the agr eement enter ed into between the Company and Boeing Company r egar ding the termination of the CEA 787 Agreement and the SA 787 Agreement;

“Transaction”	means the purchase of the Aircraft by the Company under the Agreement; and

“USD”	means United States dollar, the lawful currency of the
United States of America.

For illustration purposes only, an exchange rate of USD1.00 to RMB6.37 is used in this Circular. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

Directors:		Legal address:
Liu Shaoyong	(Chairman)	66 Airport Street
Ma Xulun	(Vice Chairman, President)	Pudong International Airport
Li Yangmin	(Director, Vice President)	Shanghai
Luo Zhuping	(Director, Company Secretary)	PRC

Independent non-executive Directors:
Sandy Ke-Yaw Liu		Head office:
Wu Xiaogen		2550 Hongqiao Road
Ji Weidong		Shanghai
Shao Ruiqing		PRC

Principal place of business in Hong Kong:
Unit B, 31/F.
United Centre
95 Queensway
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Wanchai Queen’s Road East
Hong Kong

25 November 2011

To the shareholders of the Company

Dear Sir or Madam,

MAJOR TRANSACTION

SUBSTITUTION OF THE PURCHASE OF 24 BOEING 787
SERIES AIRCRAFT WITH THE PURCHASE OF
45 BOEING 737 NG AIRCRAFT

1. INTRODUCTION

Reference is made to the Company’s announcement dated 8 August 2005, circular dated  19  September  2005  and  announcement dated  4  November  2005  regarding  the Company’s purchase of 15 Boeing 787 series aircraft from Boeing Company pursuant to the CEA 787 Agreement.

LETTER FROM THE BOARD

On 8 August 2005, Shanghai Airlines and Boeing Company entered into the SA 787 Agreement, pursuant to which Shanghai Airlines purchased 9 Boeing 787 series aircraft from Boeing Company. As further described on page 74 of the Company’s annual report 2010, the Company entered into an agreement with Shanghai Airlines on 10 July 2009 in relation to the absorption of Shanghai Airlines by way of the issuance of new A shares of the  Company in  exchange for  the  existing issued  shares  of  Shanghai Airlines, which exchange was completed on 28 January 2010. Following the said absorption, the SA 787 Agreement was novated by Shanghai Airlines in favour of the Company. Therefore, as at the date of  the Announcement and immediately before entering into the Termination Agreement, the Company has orders of 24 Boeing 787 aircraft in total.

As disclosed in the Announcement, the Company entered into the Termination Agreement regarding the termination of the CEA 787 Agreement and the SA 787 Agreement, and the Company entered into the Agreement with Boeing Company regarding the Transaction.

The Agreement constitutes a major transaction of the Company under Chapter 14 of the Listing Rules and is subject to the approval of the shareholders of the Company.

2. THE PARTIES

The Company is principally engaged in the business of civil aviation.

Boeing Company, to the knowledge of the Directors, is principally engaged in the business of aircraft manufacturing.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, Boeing Company and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

3. THE AGREEMENT

On  17  October  2011,  the  Company  entered  into  the  Termination  Agreement regarding the termination of the CEA 787 Agreement and the SA 787 Agreement, and at the same date the Company (as purchaser) entered into the Agreement with Boeing Company (as seller) regarding the Transaction.

Based on the information provided by Boeing Company, the total asset value of the Aircraft, as determined by reference to the relevant catalogue price supplied by Boeing Compan y,  amounts  in  aggregate  to  approximately  USD3.3  billion  (equivalent  to approximately RMB21 billion).

LETTER FROM THE BOARD

Consideration

The aircraft basic price of the Aircraft in aggregate is approximately USD3.3 billion (equivalent to approximately RMB21 billion) based on the relevant price catalog in 2008. Such aircraft basic price comprises the airframe price, optional features prices and engine price. The aircraft basic price for the Aircraft in aggregate is comparable to the aircraft basic price for the 24 Boeing 787 aircraft in total under the CEA 787 Agreement and the SA 787 Agreement.

The Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Boeing Company has granted to the Company significant price concessions with regard to the Aircraft. Such price concessions were determined after arm’s length negotiations between the Company and Boeing Company and as a result, the Consideration is significantly lower than the aircraft basic price of the Aircraft mentioned above.

Based on the Consideration, the relevant “percentage ratio” calculated under Rule 14.07 of the Listing Rules at the material time is above 25% but less than 100%. Accordingly, the Transaction constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange. In respect of the Transaction, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on a number of occasions raised the issue with Boeing Company in order to seek its consent to the Company’s disclosing certain otherwise required information (including the relevant consideration involved) in the Announcement and this Circular. Nonetheless, Boeing Company, for business reasons and from a commercial perspective, did not accede to the Company’s request in this respect, and insisted on the preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange and obtained a waiver from strict compliance with the relevant provisions (including Listing Rules 14.58(4) and 14.66(4)) under the Listing Rules in respect of the disclosure of the Consideration.

The  Company  confirms  that  the  extent  of  the  price  concessions granted  to  the Company under the Agreement is more favourable than the price concessions granted to the Company under the 2008 Agreement. The price concessions granted to the Company under the Agreement will mainly affect the depreciation of aircraft in the operation cost of the Company. The Company believes that the price concessions obtained by the Company and the amount of compensation payable by Boeing Company to the Company (which will be used to pay for part of the Consideration) under the Agreement have no material impact on the Company’s operating costs taken as a whole.

The Company has also taken into account the current economic environment, the industry performance and the Company’s financial position, and considers that the extent of  the  price  concessions granted  to  the  Company  under  the Agreement  are  fair  and reasonable and in the interests of its shareholders.

LETTER FROM THE BOARD

Payment terms and source of funding

The Consideration is payable by cash in USD in instalments, and is, as currently contemplated, being funded through the Company’s working capital, bank loans from commercial banks and other sources of financing available to the Company.

The prepayment paid to Boeing Company by the Company pursuant to the CEA 787 Agreement and by Shanghai Airlines pursuant to the SA 787 Agreement will be used to deduct part of the Consideration and as the prepayment for the purchase of other brand new aircraft from Boeing Company in the future.

Delivery

The Aircraft are expected to be delivered to the Company in stages from 2014 to 2016. The Agreement contains provision(s) regarding compensation in the event of any delay in delivery of the Aircraft.

Reasons for and benefits expected to accrue to the Company

Due to Boeing Company’s delay in delivery of the 24 Boeing 787 series aircraft (i.e. the 15 Boeing 787 series aircraft under CEA 787 Agreement and the 9 Boeing 787 series aircraft under the SA 787 Agreement), according to the latest development plan of the Company and after arm’s length negotiations, the Company and Boeing Company agreed to substitute the purchase of the said 24 Boeing 787 series aircraft with the purchase of 45 Boeing  737  NG  aircraft.  Boeing  Company  has  agreed  to  pay  certain  amount  of compensation to the Company, which will be used to pay for part of the Consideration.

The Aircraft will primarily be used to satisfy the increasing demand of the domestic passenger air transportation as well as the international and regional medium-and-short-haul routes passenger air transportation in the coming years, and to increase the Company’s competitiveness in the domestic, international and regional passenger air transportation market in the medium-and-short haul routes. The purchase of the Aircraft will further enhance the route coverage of the Company and increase the economic benefit to the Company.

Without considering the adjustments to be made to the aircraft fleet of the Company as a result of the market conditions and the age of the aircraft, the addition of the Aircraft will increase the ATKs of the Company by approximately 8.65% (based on the ATKs of the Company as at 31 December 2010).

The Transaction has been approved by the Directors, and is subject to approval by the relevant regulatory authority(ies) in the PRC in compliance with the relevant regulatory requirements.

The  Directors  believe  that  the  terms  of  the  Agreement  (including  the  price concessions under the Agreement) are fair and reasonable and in  the interests of  the Company’s shareholders as a whole.

LETTER FROM THE BOARD

Financial impact of the Transaction

As mentioned above, part of the Consideration is, as currently contemplated, being funded through bank loans from commercial banks. The Transaction may therefore result in an increase in the Company’s debt-to-equity ratio, but as the Consideration is payable by instalments, it is not expected to have substantial impact on the Company’s cash-flow position or its business operations.

The Transaction is not expected to result in any material impact on the earnings, assets and liabilities of the Group.

4. IMPLICATIONS UNDER THE LISTING RULES

The Transaction constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to the approval of the shareholders of the Company.

CEA  Holding,  which  directly  or  indirectly  holds  4,831,375,000 A  shares  and 1,927,375,000 H shares of the Company, representing approximately 59.94% of the issued share capital of the Company, does not have any interest or benefit under the Transaction. No shareholder of the Company (including CEA Holding) would be required to abstain from  voting  at  any  general  meeting  of  the  Company,  if  convened,  to  approve  the Transaction.

The  Transaction  has  accordingly  been  approved  in  writing  by  CEA  Holding pursuant to Rule 14.44 of the Listing Rules, and no general meeting of the Company is required to be convened.

5. ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendices to this Circular.

By order of the Board 中國東方航空股份有限公司 CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

APPENDIX I	FINANCIAL INFORMATION

THREE-YEAR FINANCIAL INFORMATION OF THE GROUP

The Company is required to set out in this Circular the information for the last three financial years with respect to the profits and losses, financial record and position, set out as a comparative table and the latest published audited balance sheet together with the notes on the annual accounts for the last financial year for the Group.

(a)
The audited consolidated financial statements of the Company for the years ended 31 December 2010, 2009 and 2008 together with the relevant notes to the financial statements of the Company can be found on pages 101 to 220 of the annual report of the Company for the year ended 31 December 2010, pages 66 to 164 of the annual report of the Company for the year ended 31 December 2009 and pages 112 to 264 of the annual report of the Company for the year ended 31 December 2008. Please also see below the hyperlinks to the said annual reports:

http://www.hkexnews.hk/listedco/listconews/sehk/20110418/LTN20110418045.pdf
http://www.hkexnews.hk/listedco/listconews/sehk/20100428/LTN201004281007.pdf

http://www.hkexnews.hk/listedco/listconews/sehk/20090429/LTN20090429529.pdf

(b)
The unaudited condensed consolidated financial information of the Company for the six months ended 30 June 2011 and 2010 together with the relevant notes to the financial information of the Group can be found on pages 3 to 43 of the interim report of the Company for the six months ended 30 June 2011. Please also see below the hyperlink to the said interim report:

http://www.hkexnews.hk/listedco/listconews/sehk/20110914/LTN20110914613.pdf

APPENDIX I	FINANCIAL INFORMATION

INDEBTEDNESS OF THE GROUP

Indebtedness

At the close of business on 30 September 2011, being the latest practicable date for the purpose of this indebtedness statement, the Group had the following indebtedness:

		Unsecured
	Secured	Guaranteed	Non-guaranteed
	RMB’000	RMB’000	RMB’000	RMB’000

Short-term bank loans	732,242	–	10,388,961	11,121,203
Notes payable	–	–	788,577	788,577
Long-term bank loans	14,617,247	396,809	11,651,401	26,665,457
Finance lease obligations	18,628,877	–	–	18,628,877
Loan from an associate,
Eastern Air Group Finance
Co., Ltd.	–	–	462,937	462,937
Bonds payable	–	–	2,500,000	2,500,000

	33,978,366	396,809	25,791,876	60,167,051

Secured short-term bank loans were secured by bank deposits of RMB760,914,000.

Secured long-term bank loans were secured by certain aircraft and other fixed assets with an aggregate carrying amount of RMB18,883,249,000 and RMB179,972,000 respectively.

Finance lease obligations were secured by the related aircraft under finance leases with  an  aggregate carrying amount of  RMB28,507,481,000 and  the  relevant insurance policies and bank guarantees.

The unsecured guaranteed short-term and long-term loans were guaranteed by CEA Holding, Bank of China and China Construction Bank.

In August 2011, a subsidiary of the Company issued a bond in the principal amount of RMB2,500 million with 3 years maturity and bears an interest rate of 4% per annum.

General

Save as aforesaid and apart from intra-group liabilities, the Group did not have (a) any other debt securities issued and outstanding, authorised or otherwise created but unissued; (b) any other term loans; (c) any other borrowings or indebtedness in the nature of  borrowing including bank  overdrafts and  liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments; (d) any other mortgages or charges; or (e) any other material guarantees or contingent liabilities at the close of business on 30 September 2011.

APPENDIX I	FINANCIAL INFORMATION

The  management of  the  Company confirms that,  according to  the  management accounts of the Company, the indebtedness position of the Company has not substantially changed during the period from 30 September 2011 to the end of October 2011.

Material Capital Commitments

Details of the material capital commitments of the Group as at 30 September 2011 are set out as follows:

RMB’000
Authorised and contracted for:
– Aircraft, engines and flight equipment	83,177,627
– Other property, plant and equipment	174,354

83,351,981
Authorised but not contracted for:
– Aircraft, engines and flight equipment	201,636
– Other property, plant and equipment	1,145,283

1,346,919

Total capital commitments	84,698,900

Contracted  expenditure  for  the  above  aircraft,  engines  and  flight  equipment, including deposits prior to delivery and subject to future inflation increases built into the contracts and discounts available upon delivery of the aircraft (if any), were expected to be paid as follows:

RMB’000

Within 1 year	19,975,554
In the second year	21,338,185
In the third year	22,051,764
In the fourth year	16,214,171
Over four years	3,597,953

83,177,627

APPENDIX I	FINANCIAL INFORMATION

SUFFICIENCY OF WORKING CAPITAL

Taking into account the expected completion of the Transaction and the financial resources available to the Group, including the internally generated funds and the available banking facilities, the Directors are of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this Circular, in the absence of any unforeseeable circumstances.

TRADING AND FINANCIAL PROSPECTS Trading prospects

As  an  air  transport  enterprise  which  performs  public  service  functions,  the operation of the Group is linked closely to the political and economic situations, both internationally and locally. As such, the operation of the Group and of the whole sector is, to a great extent, still subject to unfavorable factors such as possible risks associated with geopolitics,  imbalance  in  global  trade  and  investment,  substantial  fluctuation  of international oil prices and outbreaks of unexpected events.

The Company is of the view that in the second half year of 2011, the global economy is expected to be complicated and with changes. Despite the pressure of inflation, the PRC is expected to maintain its fast pace of development. The aviation market of the PRC is expected to maintain its stable growth. The integration of the Yangtze River Delta, the “Four-Centre” construction of Shanghai, and the continual growth in disposable household income in the PRC are expected to drive upgrades of consumption level. The great support from various local governments for the development of the aviation industry is also anticipated to create favorable conditions for the development of the Company. The Company will take this opportunity to develop and make effort to implement its strategic goal of becoming an aviation company with international competitiveness.

Financial outlook

In the second half of 2011, the Company will adjust its fleet structure to lower operating costs; adjust the deployment of resources to enhance the utilization rate; adjust the  structure  of  its  route  network  to  enhance  marginal  contribution; and  adjust  the structure of its asset and liabilities to lower finance costs. The Directors believe that the continual exploration of synergy brought by the integration of Shanghai Airlines, the effort to maintain the organic growth of the Group and the fostering of cost optimization strategy will aid in further lowering unit cost. The Company will further strengthen the development of hubs in core markets including Shanghai, Kunming and Xi’an, leverage upon its joining to the SkyTeam to strengthen its cooperation with other members of the alliance, further enhance the competitiveness of the Company in the industry, and seek to achieve better financial performance.

MATERIAL ADVERSE CHANGE

The  Directors  confirm  that  there  has  been  no  material  adverse  change  in  the financial or trading position of the Group since 31 December 2010, being the date to which the latest published audited accounts of the Company have been made up.

APPENDIX I	FINANCIAL INFORMATION

RESPONSIBILITY STATEMENT

This  Circular,  for  which  the  Directors  collectively  and  individually  accept  full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable  enquiries,  confirm  that  to  the  best  of  their  knowledge  and  belief  the information contained in this Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this Circular misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date were set out as follows:

Name	Position	Number of shares held – Personal interest Number of	Capacity in which the A shares were held

Liu Shaoyong	Chairman	0	–
Ma Xulun	Vice Chairman, President	0	–
Li Yangmin	Director, Vice President	3,960 A shares	Beneficial owner
		(Note 1)
Luo Zhuping	Director, Company	11,616 A shares	Beneficial owner
	Secretary	(Note 2)
Sandy Ke-Yaw Liu	Independent non-executive	0	–
	Director
Wu Xiaogen	Independent non-executive	0	–
	Director
Ji Weidong	Independent non-executive	0	–
	Director
Shao Ruiqing	Independent non-executive	0	–
	Director
Yu Faming	Chairman of the	0	–
	Supervisory Committed
Yan Taisheng	Supervisor	0	–
Feng Jinxiong	Supervisor	0	–
Liu Jiashun	Supervisor	3,960 A shares	Beneficial owner
		(Note 1)
Tang Bin	Vice President	0	–
Zhang Jianzhong	Vice President	0	–
Zhao Jinyu	Vice President	0	–
Wu Yongliang	Chief Financial Officer	3,696 A shares	Beneficial owner
		(Note 3)

APPENDIX II	FINANCIAL INFORMATION

Note 1:	representing approximately 0.000051% of the Company’s total issued and listed A shares (7,782,213,860 A shares in total) as at the Latest Practicable Date.

Note 2:	representing approximately 0.000149% of the Company’s total issued and listed A shares (7,782,213,860 A shares in total) as at the Latest Practicable Date.

Note 3:	representing approximately 0.000047% of the Company’s total issued and listed A shares (7,782,213,860 A shares in total) as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Liu Shaoyong (a Director and the Chairman), Mr. Xu Zhao and Mr. Gu Jiadan (the proposed Directors) and Mr. Xi Sheng (the proposed supervisor of the Company) are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

MISCELLANEOUS Company Secretary
Mr. Luo Zhuping, who holds of a Master‘s degree in global economics, is a Director and the secretary of the Company.

Service Contracts

As  at  the  Latest  Practicable  Date,  none  of  the  Directors  or  supervisors  of  the Company had any existing or proposed service contract with any member of the Group which is not expiring nor terminable by the Group within a year without payment of any compensation (other than statutory compensation).

APPENDIX II	FINANCIAL INFORMATION

Competing interests

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective associates was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

Interests in the Group’s assets or contracts or arrangements significant to the Group

As  at  the  Latest  Practicable  Date,  none  of  the  Directors  or  supervisors  of  the Company had any direct or indirect interest in any assets which have been, since 31 December 2010 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As  at  the  Latest  Practicable  Date,  none  of  the  Directors  or  supervisors  of  the Company was materially interested in any contract or arrangement, subsisting at the date of this Circular, which is significant in relation to the business of the Group.

Litigation

As at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Group.

Material contracts

1.
On 12 January 2010, the Company, 江蘇省國信資產管理集團有限公司 (Jiangsu Guoxin Investment Group Limited), 江蘇交通控股公司 (Jiangsu Communication Holding Limited) (formerly known as 江蘇航空產業集團有限責任公司 (Jiangsu Aviation Industry Group Company Limited)) and 南京市投資公司 (Nanjing Investment Company) (together referred to as the “Shareholders”) entered into the CEA Jiangsu Joint Venture Capital Increase Agreement, pursuant to which the Shareholders unanimously agreed to increase the share capital of 中國東方航空江蘇 有限公司 (China Eastern Airlines Jiangsu Co., Ltd.) (“CEA Jiangsu”) according to the existing proportion of their respective shareholding interests in CEA Jiangsu, and the registered capital of CEA Jiangsu shall be increased from RMB880 million to RMB2,000 million. Details of the above agreement is disclosed in the overseas regulatory announcement of the Company dated 12 January 2010.

2.
On 26 July 2010, the State-owned Assets Supervision and Administration Commission of the People’s Government of Yunnan Province and the Company entered into an agreement regarding the establishment of a joint venture named 東 方航空雲南有限公司 (Eastern Airlines Yunnan Limited Corporation) (“ CEA Yunnan”). The Company has agreed to contribute a total of RMB2,380.001 million to CEA Yunnan, representing 65% of the registered capital of the CEA Yunnan. Details of the above agreement is disclosed in the announcement of the Company dated 26 July 2010.

APPENDIX II	FINANCIAL INFORMATION

3.
On 20 December 2010, the Company, 中國遠洋運輸（集團）總公司 (China Ocean Shipping (Group) Company), Concord Pacific Limited and Singapore Airlines Cargo Pte Ltd. (“Singapore Cargo Airlines”) entered into a capital increase agreement, pursuant to which the Company has agreed to contribute RMB1.0455 billion, 中國遠洋運輸（集團）總公司 (China Ocean Shipping (Group) Company) contributed RMB348.5 million, Concord Pacific Limited has agreed to contribute RMB328 million and Singapore Cargo Airlines contributed RMB328 million to 中國 貨運航空有限公司 (China Cargo Airlines Co., Ltd.) (“ China Cargo Airlines ”) respectively.

On 20 December 2010, China Cargo Airlines and 上海國際貨運航空有限公司 (Shanghai Airlines Cargo International Co., Ltd.) (“Shanghai Cargo Airlines”) entered into an asset acquisition agreement, pursuant to which the core cargo air transportation business and related assets of Shanghai Cargo Airlines shall be acquired by China Cargo Airlines. The preliminary transfer price is RMB29.316 million (the final amount is subject to filing of the assets appraisal report with and confirmation by the state-owned assets authorities).

On 20 December 2010, China Cargo Airlines (as purchaser) and 長城航空有限公司 (Great Wall Airlines) (“Great Wall Airlines”) (as vendor) entered into an agreement regarding the acquisition of all valuable business carried on by, and all valuable assets of Great Wall Airlines by China Cargo Airlines at RMB386,855,000 (subject to adjustments). Details of the above agreements are disclosed in the announcements of the Company dated 20 December 2010.

4.
On 1 August 2011, the Company, Eastern Air Overseas (Hong Kong) Corporation Limited (a wholly owned subsidiary of the Company) (as the issuer), and The Hong Kong and Shanghai Banking Corporation Limited, China International Capital Corporation Hong Kong Securities Limited, Deutsche Bank AG, Hong Kong Branch and Agricultural Bank of China Limited Hong Kong Branch (as the joint lead managers) entered into a subscription agreement in relation to the issue of RMB2,500,000,000 4.00% guaranteed bonds due 8 August 2014 by Eastern Air Overseas (Hong Kong) Corporation Limited. Details of the above are disclosed in the announcement of the Company dated 2 August 2011.

Save as disclosed above, no material contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group within the two years immediately preceding the issue of this Circular.

APPENDIX II	FINANCIAL INFORMATION

Documents for inspection

Copies  of  the  following  documents  are  available  for  inspection  during  normal business hours at Unit B, 31/F.,  United Centre, 95 Queensway, Hong Kong for a period of
14 days (excluding Saturdays and Sundays) from the date of this Circular:

(1)	the Company’s articles of association;

(2)	the Company’s 2008, 2009 and 2010 annual reports and the Company’s 2011 interim report;

(3)	a copy of each contract set out in the paragraph headed “Material Contracts” in this Appendix;

(4)
a copy of each circular issued pursuant to the requirements set out in Chapters 14 and/or  14A of the Listing Rules which has been issued since the date of the latest published audited accounts of the Company; and

(5)	the Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date November 24, 2011	By	/s/ Luo Zhuping
	Name:	Luo Zhuping
	Title:	Director and Company Secretary